05044178

S
COMMISSION
gton, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED NOV 2 8 2005 WASH, D.C. 209 SECTION

| SEC FILE NUMBER |
|---|
| 8- 24323 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2004 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FCC INVESTMENTS, INC. #10373

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2829 WESTOWN PARKWAY - SUITE 200
(No. and Street)

PROCESSED FEB 2 2 2006 THOMSON FINANCIAL

WEST DES MOINES (City) IOWA (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID A. BOLTE, PRESIDENT 515-223-3797 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2500 RUAN CENTER, 666 GRAND AVENUE (Address) DES MOINES (City), IA (State) 50309 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, DAVID A. BOLTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCC INVESTMENTS, INC., as of SEPTEMBER 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

KATHY R. HOLMES
COMMISSION NO. 191917
MY COMMISSION EXPIRES
8/13/06

NOTARIAL SEAL IOWA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

**KPMG LLP**
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

## Independent Auditors' Report

The Board of Directors
FCC Investments, Inc.:

We have audited the accompanying statements of financial condition of FCC Investments, Inc. (the Company) (a wholly owned subsidiary of FCStone Group, Inc.) as of September 30, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FCC Investments, Inc. as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

October 28, 2005

**FCC INVESTMENTS, INC.**
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Financial Condition

September 30, 2005 and 2004

| **Assets** | | **2005** | **2004** |
|---|---|---|---|
| Cash | $ | 52,211 | 92,685 |
| United States treasury bills | | 372,577 | 299,029 |
| Prepaid expenses | | 748 | 248 |
| Service fees receivable – Federated Securities Corp. | | 7,316 | 7,680 |
| Investments | | 3,300 | 3,300 |
| | $ | 436,152 | 402,942 |
| **Liabilities and Stockholder's Equity** | | | |
| Liabilities: | | | |
| Accounts payable – FCStone Group, Inc. (note 3) | $ | 26,439 | 38,156 |
| Accrued expenses | | 10,700 | 4,665 |
| Total liabilities | | 37,139 | 42,821 |
| Stockholder's equity (note 4): | | | |
| Common stock of $1 par value. Authorized 5,000 shares; issued 1,000 shares in 2005 and 2004 | | 1,000 | 1,000 |
| Additional paid-in capital | | 226,147 | 226,147 |
| Retained earnings | | 171,866 | 132,974 |
| Total stockholder's equity | | 399,013 | 360,121 |
| | $ | 436,152 | 402,942 |

See accompanying notes to financial statements.

**FCC INVESTMENTS, INC.**
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Operations

Years ended September 30, 2005 and 2004

| | | 2005 | 2004 |
|---|---|---|---|
| Revenues: | | | |
| Service fees – Federated Securities Corp. | $ | 81,392 | 112,464 |
| Interest income | | 7,415 | 2,112 |
| Total revenues | | 88,807 | 114,576 |
| Expenses: | | | |
| Accounting and audit | | 18,342 | 5,877 |
| Regulatory fees and expenses | | 5,792 | 4,167 |
| Overhead charge – FCStone Group, Inc. (note 3) | | 4,200 | 4,200 |
| Miscellaneous | | 342 | 463 |
| Total expenses | | 28,676 | 14,707 |
| Income before income tax expense | | 60,131 | 99,869 |
| Income tax expense (note 2) | | 21,239 | 33,956 |
| Net income | $ | 38,892 | 65,913 |

See accompanying notes to financial statements.

**FCC INVESTMENTS, INC.**
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Changes in Stockholder's Equity

Years ended September 30, 2005 and 2004

| | | Common stock | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| Balance at September 30, 2003 | $ | 1,000 | 126,147 | 67,061 | 194,208 |
| Net income | | — | — | 65,913 | 65,913 |
| Additional equity investment by FCStone Group, Inc. | | — | 100,000 | — | 100,000 |
| Balance at September 30, 2004 | | 1,000 | 226,147 | 132,974 | 360,121 |
| Net income | | — | — | 38,892 | 38,892 |
| Balance at September 30, 2005 | $ | 1,000 | 226,147 | 171,866 | 399,013 |

See accompanying notes to financial statements.

**FCC INVESTMENTS, INC.**
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Cash Flows

Years ended September 30, 2005 and 2004

| | | 2005 | 2004 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ | 38,892 | 65,913 |
| United States treasury bill discount accretion | | (7,414) | (2,112) |
| (Increase) Decrease in service fees receivable – Federated Securities Corp. | | 364 | (636) |
| Increase (Decrease) in accounts payable – FCStone Group, Inc. | | (11,717) | 3,531 |
| (Increase) Decrease in prepaid insurance | | (500) | 152 |
| Increase (Decrease) in accrued expenses | | 6,035 | (99) |
| Net cash provided by operating activities | | 25,660 | 66,749 |
| Cash flows from investing activities: | | | |
| Proceeds from maturity of United States treasury bills | | 675,000 | 400,000 |
| Purchase of United States treasury bills | | (741,134) | (597,155) |
| Net cash used in investing activities | | (66,134) | (197,155) |
| Cash flows from financing activities: | | | |
| Equity investment by FCStone Group, Inc. | | — | 100,000 |
| Net cash provided by financing activities | | — | 100,000 |
| Net decrease in cash | | (40,474) | (30,406) |
| Cash at beginning of year | | 92,685 | 123,091 |
| Cash at end of year | $ | 52,211 | 92,685 |
| Supplemental disclosures of cash flows information: | | | |
| Cash paid during the year for: | | | |
| Income taxes | $ | 32,956 | 30,425 |

See accompanying notes to financial statements.

**FCC INVESTMENTS, INC.**
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Notes to Financial Statements

September 30, 2005 and 2004

## (1) Summary of Accounting Policies and Related Matters

### *(a) General*

FCC Investments, Inc. (the Company) is wholly owned by FCStone Group, Inc. (the Parent) and is registered as a securities broker-dealer.

The Company's transactions consist of maintaining its registration as a broker-dealer; investing in short-term securities; and, in accordance with the terms of a dealer agreement with Federated Securities Corporation (Federated), Pittsburgh, Pennsylvania, selling shares in the Federated Money Market Instruments Trust (the Trust), a no-load, open-end money market fund. The Company also enters into agreements with customers of FCStone, LLC (FCStone) authorizing the Company to automatically invest any excess margin money held by FCStone in the customers' commodity accounts in shares of the Trust and, to redeem by wire such shares as necessary to cover any margin calls in customer commodity accounts.

### *(b) Investments*

The Company has the positive intent and ability to hold its investment in United States Treasury bills until maturity. These investments have a maturity of less than 90 days at purchase. Accordingly, they are reported at amortized cost, which approximates fair value due to their short term nature. Premium or discount on the purchase of treasury securities is accrued to income on a straight-line basis.

### *(c) Service Fees*

The Company receives a service fee from Federated Securities Corp. based upon the balance of the fund, which are accrued on a monthly basis as earned. No charges are made to participating customers. The financial statements do not reflect the transfers through the Company's account, and there is no balance in its account, as funds are transferred in and out on the same day.

### *(d) Income Taxes*

The results of the Company's operations are included in the United States federal income tax return of FCStone Group, Inc. Income taxes are allocated to the Company using the separate return method. Income taxes payable of $22,239 and $33,956 are reported as accounts payable to FCStone Group, Inc. at September 30, 2005 and 2004, respectively.

### *(e) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



(Continued)

## (2) Income Taxes

Income tax expense for the years ended August 31, 2005 and 2004 is as follows:

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| | Federal | State and local | Total | Federal | State and local | Total |
| Current | $ 20,036 | 1,203 | 21,239 | 30,930 | 3,026 | 33,956 |
| Deferred | — | — | — | — | — | — |
| | $ 20,036 | 1,203 | 21,239 | 30,930 | 3,026 | 33,956 |

## (3) Transactions with Parent Company

The Company obtains office facilities and services from FCStone, which were recognized as an overhead charge of $4,200 to the Parent during 2005 and 2004, respectively. These amounts are reported as payable at September 30, 2005.

During fiscal 2004, the Parent made a capital contribution of $100,000 to assist the Company in meeting its net capital requirements (note 4).

## (4) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Effective February 1, 2004, as a broker-dealer holding funds or securities for customers, the Company is required to maintain "net capital" of $250,000 as defined in Rule 15c3-1. At September 30, 2004, the Company's net capital was $386,397.

**Schedule 1**

**FCC INVESTMENTS, INC.**
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Computation of Net Capital Under Rule 15c3-1*

September 30, 2005

| | | |
|---|---|---|
| Aggregate indebtedness: | | |
| Accounts payable – parent company | $ | 26,439 |
| Accrued expenses | | 10,700 |
| Total aggregate indebtedness | $ | 37,139 |
| Net capital: | | |
| Stockholder's equity | $ | 399,013 |
| Deduct nonallowable assets | | 10,616 |
| Haircut on securities | | 2,794 |
| Net capital | $ | 385,603 |
| Minimum net capital | $ | 250,000 |
| Ratio of aggregate indebtedness to net capital | | 9.63% |

* There are no material differences from the Company's computation of net capital as reported on Form X-17A 5, Part IIA, as of September 30, 2005.

**Schedule 2**

Determination of Reserve Requirements Under Rule 15c3-3

September 30, 2005

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company, as a broker-dealer, limit transactions to the purchase, sale, and redemption of registered investment companies or of interests or participations in an insurance company separate account. At September 30, 2005, the Company had no required reserve deposit.

See accompanying independent auditors' report.

**FCC INVESTMENTS, INC.**
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Information for Possession or Control Requirements Under Rule 15c3-3

September 30, 2005

| | Fair value | Number of items |
|---|---|---|
| Customers' fully paid and excess-margin securities not in the Company's possession or control as of September 30, 2005, for which instructions to reduce to possession or control had been issued as of September 30, 2005, for which the required action was not taken within the time frames specified under Rule 15c3-3 | NONE | NONE |
| Customers' fully paid securities and excess-margin securities, for which instructions to reduce to possession or control had not been issued as of September 30, 2005, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 | NONE | NONE |

See accompanying independent auditors' report.

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

## Independent Auditors' Report on Internal Accounting Control

The Board of Directors
FCC Investments, Inc.:

We have audited the financial statements of FCC Investments, Inc. (a wholly owned subsidiary of FCStone Group, Inc.) for the year ended September 30, 2005, and have issued our report thereon dated October 28, 2005. In planning and performing our audit of the financial statements of FCC Investments, Inc. (the Company) for the year ended September 30, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparison and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section (8) of Regulation T of the board of governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would

be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

October 28, 2005